Omni U.S.A., Inc.
2236 Rutherford Road, Suite 107
Carlsbad, CA 92008

February 17, 2006

Mr. David Burton, Mail Stop 6010 United States Securities and Exchange
Commission
Washington, D.C. 20549

Re:    Omni U.S.A., Inc.
       Form 10-KSB for the year ended June 30, 2005 Filed October 13, 2005 Form 8-K dated December 29, 2005
       File No. 0-17493

Dear Mr. Burton:

We filed yesterday Amendment No. 2 to the Form 8-K in response to your comment letter of January 30, 2006. In order to expedite your review, we are providing the following additional disclosure keyed to your comments as follows:

Form 8-K dated December 29, 2005
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1.    It appears that as a result of your recapitalization, your fiscal year end has changed from June 30 to December 31. Please file an amendment to your Form 8-K that provides the disclosures required by item 5.03 of the Form 8-K Rules.

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      We are changing the year end for the accounting acquirer, Brendan, a wholly owned subsidiary of the Registrant, to a fiscal year end of June
      30. Accordingly, we amended the Form 8-K/A to include the following:

      SECTION 5 -- CORPORATE GOVERNANCE AND MANAGEMENT

      ITEM 5.03. AMENDMENTS TO ARTICLES OF INCORPORATION OR BYLAWS; CHANGE N FISCAL YEAR


      On December 29, 2005, Omni completed the acquisition of substantially all the assets of Brendan Technologies Inc. ("Brendan") pursuant to the Merger Agreement and completed the disposition of substantially all the assets of Omni-Washington and Butler pursuant to the Stock Purchase Agreement. As a result of these transactions and the issuance of common stock to the shareholders, noteholders and individuals who assisted in the merger, Brendan, a now wholly-owned subsidiary of Omni, became the accounting acquirer and the transaction was accounted for as a reverse merger acquisition. Please see the disclosures regarding the Merger Agreement and the Stock Purchase Agreement and the transactions contemplated thereby in
      Item 1.01 of Current Report on Form 8K filed with the SEC on January 5, 2006, as amended by Amendment No. 1 thereto, filed with the SEC on January 23, 2006.

      As a result of Brendan being the accounting acquirer and the post acquisition financial statements being the historical statements of Brendan, the fiscal year end of Brendan is being changed from December 31 to June 30. The report on which the transition period will be filed is the Form10-KSB for the six months ended June 30, 2005.

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Item 9.01 Financial Statements
------------------------------

2. Please amend your Form 8-K to present the most recent unaudited interim financial statements of the accounting acquirer. Refer to Item 310(c) of Regulation S-B.


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      We have included in the Form 8-K/A filing the interim financial statements of Brendan as follows:

      SECTION 9 -- FINANCIAL STATEMENTS AND EXHIBITS


      ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

            (a) Financial Statements of Business Acquired.

            In accordance with Item 9.01(a), attached hereto are the unaudited financial statements of Brendan, the accounting acquirer, for the nine months ended September 30, 2005 and 2004. The audited financial statements of Brendan for the years ended December 31, 2004 and 2003 were filed with the Current Report on Form 8-K as filed with the SEC on January 5, 2006.

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Note 3- Significant Accounting Policies

Revenue recognition, page 8
---------------------------

3. We note that you generate revenue from software license sales and related service revenues. We note that you recognize revenues in accordance with SOP 97-2. Please tell us and revise future filings to disclose how you meet each of the four revenue recognition criteria of SOP 97-2.

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      We recognize revenue under SOP 97-2 as follows:

      Persuasive evidence of an agreement exists- We ship against quoted orders and customer purchase orders for the majority of our products. If a major license is sold we ship against executed contracts.

      Delivery has occurred- We recognize revenue only after delivery and the satisfaction of any guarantee (normally 30 days) has expired. If services are provided, we recognize revenue over the life of the service (normally 12 months for technical support). If modifications to software are included in the order, then revenue is recognized only after acceptance by the customer. A portion of our revenue can be derived from the collection of royalties. We recognize revenue on royalties only after the cash has been collected (typically 30 days after the end of the quarter on which the royalty payment is based).

      Vendor's price is fixed- We ship only against firm fixed price quotes and purchase orders.

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      Collectibility is probable- Our customer base is the large pharmaceutical companies and major research laboratories who have significant resources to meet their obligations.
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4.    We note that your allowance for doubtful accounts is 67% of the gross accounts receivable as of December 31, 2004. Please tell us how you have considered this fact in your evaluation of the collectibility criteria for revenue recognition. Tell us whether you offer any of your customers extended payment terms and how these terms impact your revenue recognition. Refer to paragraphs 26-30 of SOP 97-2.

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      The percentage reflected at December 31, 2004 was skewed by the small receivable balance at the time with one particular customer who had not paid in a significant time frame. The customer eventually paid and the reserve was returned to historical levels properly reflecting minimal collection problems. We do not offer extended payment terms..
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5.    Tell us and revise future filings to disclose your basis for your conclusion that you have vendor-specific objective evidence of the fair value for post-contract customer support, training and service calls.


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      We invoice separately for customer support, training and service calls.
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Omni U.S.A., Inc. acknowledges that:

   o we are responsible for the adequacy and accuracy of the disclosure in the filing;

   o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   o we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (619) 977-1614.

Sincerely,


/s/ LOWELL W. GIFFHORN

Lowell W. Giffhorn

Chief Financial Officer







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